EVERTON CAPITAL CORPORATION
1201 - 1166 Alberni Street
Vancouver, British Columbia
Canada V6E 3Z3
604-687-4777 Ext. 242

December 13, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Branch Chief

RE:	Everton Capital Corporation
Form SB-2 Registration Statement
Registration No. 333-138995

Dear Ms. Parker:

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Everton Capital Corporation (the “Company”) requests acceleration of the effective date of its Form SB-2 Registration Statement to Tuesday, December 18, 2007, at 3:00 p.m., E.S.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and,

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Everton Capital Corporation
Form SB-2 Registration Statement
SEC File 333-138995
December 13, 2007
Page 2

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

EVERTON CAPITAL CORPORATION

BY:	MARYNA BILYNSKA
Maryna Bilynska, Principal Executive Officer,
Principal Financial Officer, Principal Accounting
Officer, Secretary, Treasurer and sole member of
the Board of Directors.

cc: Conrad C. Lysiak